7900 Tysons One Place
Suite 1450
McLean, VA 22102
+1 703-442-5500

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100F Street, NE
Washington D.C.
20549

Attention:
Carlos Pacho, Senior Assistant Chief Accountant
Inessa Kessman, Senior Staff Accountant

RE:     GTT Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File Number 001-35965

Dear Mr. Pacho and Ms. Kessman,

GTT Communications Inc., a Delaware corporation (“GTT,” the “Company,” “we”, “us” or “our”), is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on July 11, 2018 with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 1, 2018 and our Quarterly Earnings Release for the fiscal quarter ended March 31, 2018 on Form 8-K filed on May 3, 2018.

Below are the Company’s responses. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2017 Note 10 - Income Taxes, page F-26

1.
We note that during the year ended December 31, 2017 you recorded a valuation allowance of $29 million against your net U.S. deferred tax assets and maintained a valuation allowance on $10.0 million of foreign NOLs. Please expand your disclosure to explain your basis for concluding that a valuation allowance is needed. Specifically, tell us and disclose the positive and negative evidence you considered in your determination, how that evidence was weighted, and how that evidence led you to determine it was necessary to record a valuation allowance.

Response:
We note the Staff’s focus on the adequacy of disclosure of our assessment of the need for a valuation allowance against our U.S. and foreign deferred tax assets. As outlined in the proposed disclosure below, we evaluated both positive and negative evidence as of December 31, 2017 to determine the need to record a valuation allowance against net U.S. deferred tax assets and maintain a valuation allowance against certain deferred tax assets.

Proposed Disclosure:
In light of the Staff’s comment, we expect to include the following expanded disclosure in the Income Tax footnote in our condensed consolidated financial statements as of and for the period ended June 30, 2018 to be included in our Form 10-Q to be filed no later than August 9, 2018.

The Company recorded an income tax provision (benefit) of $XX and $XX million, for the three months ended June 30, 2018 and 2017 respectively. The Company recorded an income tax provision (benefit) of $XX and $XX million, for the six months ended June 30, 2017 and 2018, respectively.
Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence identified during management’s evaluation was the cumulative loss incurred over the three-year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as our forecasts of future taxable income and tax planning strategies. On the basis of this evaluation, as of June 30, 2018 and December 31, 2017, a valuation allowance of $XXX and $XXX, respectively, has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as forecasted taxable income.

Form 8-K filed May 3, 2018 Exhibit 99.1, page 1

2.
In your headline you present Adjusted EBITDA and omit the comparable GAAP measure, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please comply with this comment in your next earnings release.

Response:
We note the Staff’s comment and will revise future disclosures in our earnings releases to adhere to the requirements of Regulation G and any associated Compliance and Disclosure Interpretations.

If you have any questions regarding our responses, please do not hesitate to contact myself at (703) 442-5590 or Dan Fraser at (646) 254-6907. Thank you for your attention to this matter.

Sincerely,

/s/ Michael T. Sicoli Michael T. Sicoli Chief Financial Officer	/s/ Daniel M. Fraser Daniel M. Fraser Vice President and Corporate Controller Principal Accounting Officer